AMENDED AND RESTATED SCHEDULE A

dated July 18, 2025

to the

INVESTMENT ADVISORY AGREEMENT,

dated September 15, 2017, as amended July 1, 2019, between

THE ADVISORS’ INNER CIRCLE FUND III

and

METLIFE INVESTMENT MANAGEMENT, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate

MetLife Core Plus Fund	0.40%

MetLife Multi-Sector Fixed Income Fund	0.55%

MetLife High Yield Opportunistic Fund (f/k/a Mesirow High Yield Fund)	0.55%

MetLife Small Company Equity Fund (f/k/a Mesirow Small Company Fund)	0.75%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By: /s/ Alexander F. Smith
Name: Alexander F. Smith
Title: Vice President & Assistant Secretary

METLIFE INVESTMENT MANAGEMENT, LLC

By: /s/ Timothy Rabe
Name: Timothy Rabe
Title: Authorized Signatory